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                          November 28, 2023

       Scott Montross
       President and Chief Executive Officer
       NORTHWEST PIPE CO
       201 NE Park Plaza Drive, Suite 100
       Vancouver, Washington 98684

                                                        Re: NORTHWEST PIPE CO
                                                            Registration
Statement on Form S-3
                                                            Filed November 21,
2023
                                                            File No. 333-275691

       Dear Scott Montross:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing